CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:	Mr. Raj Rajan
Mail Stop 4720

Re:	Detonics Small Arms Limited
Form 10-K/A for Fiscal Year Ended
December 31, 2008
Filed December 2, 2009
File No. 002-71136

Dear Mr. Rajan,

Attached is a 10K/A filing with corrections and additions to the Detonics Small Arms Limited 2008 10K filing, per the comments in your communication to me on December 17, 2009.

For your convenience, the text of your comments is set forth in bold below, followed in each case by the Partnership’s response.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 9A: Controls and Procedures, page 2

1.   We reviewed your revised disclosure in response to our prior comment one.  We note you continue to conclude that your disclosure controls and procedures are effective.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  Otherwise, please further amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your internal controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.  In addition, please ensure that your conclusion states, in unequivocal language, whether your disclosure controls and procedures were effective or ineffective as of the end of your fiscal year.

RESPONSE: We have revised our filing to state that our internal controls and procedures were ineffective as of the end of our fiscal year and to state that upon a re-evaluation, the Partnership decided that management would consult with legal counsel prior to filing its reports under the Exchange Act to ensure that all required disclosure are included in such filings.

Managements Report on Internal Controls Over Financial Reporting, page 3

2.  Please revise to include a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

RESPONSE: We have revised our filing as requested.

3.  Please provide a statement, if true, in substantially the following form to comply with 308(T)(a)(4) of Regulation S-K as follows: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

RESPONSE:  We have revised our filing as requested.

We also provide the following statements acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosures  in the filing;

Staff comments or changes to disclosure in response to staff comments do nor foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 425-746-6761 if you have any questions.

Best regards,

/s/Michel E. Maes
Managing General Partner
Detonics Small Arms Limited